06050348

SECU... ...SSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING AUG 25 2006 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHA EQUITY RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 LAFAYETTE ROAD, P.O. BOX 670
(No. and Street)

NORTH HAMPTON (City) NH (State) 03862 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID O'LEARY (603) 964-4499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID O'LEARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPHA EQUITY RESEARCH, INC., as of JUNE 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

PATRICIA L. CONNOLLY MY COMMISSION EXPIRES FEB. 22, 2011 NEW HAMPSHIRE NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD

LONDONDERRY, NH 03053

TEL. (603) 437-1910

FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Alpha Equity Research, Inc.
North Hampton, NH

We have audited the accompanying statement of financial condition of Alpha Equity Research, Inc. (the Company) as of June 30, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Equity Research, Inc. as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
August 18, 2006

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents	$ 344,439
Deposits with clearing organizations	25,000
Receivable from customers	32,084
Investment in affiliate	25,000
Furniture and equipment, at cost less, accumulated depreciation of $108,587	24,731
Marketable securities, at fair value	82,658
Deferred state tax asset	10,321
Deferred federal tax asset	18,213
Total Assets	$ 562,446

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 74,052
Deferred revenue	154,083
Income taxes payable	6,198
Total Liabilities	234,333
Stockholders' Equity	
Common stock, no par value, shares authorized 500; 350 issued and 340 outstanding shares	191,054
Retained earnings	152,059
Less 10 shares of common stock in treasury, at cost	(15,000)
Total Stockholders' Equity	328,113
Total Stockholders' Equity and Liabilities	$ 562,446

The accompanying notes are an integral part of these financial statements.

ALPHA EQUITY RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated on November 8, 1994. It serves as a broker/dealer in securities and provides research to portfolio managers. Related commission revenue and expenses are recorded on a settlement date basis.

Deferred Revenue
The Company receives a significant amount of its revenues as fee income. This income is recognized ratably over the term of the contract, which is typically twelve months.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2006, depreciation expense was $10,509.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2006, these securities at fair value consist of equities valued at $82,658.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $213,707 as of June 30, 2006, which exceeded required net capital of $15,622 by $198,085. The ratio of aggregate indebtedness to net capital at June 30, 2006 was 109.7%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 5,852	$ 11,389	$ 17,241
Deferred	13,128	1,325	14,453
	$ 18,980	$ 12,714	$ 31,694

As of June 30, 2006 the Company had a capital loss carry forward of $108,088, which is available for five years to offset any taxable capital gain earnings.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. The Company leases its office space from a related party, Alpha Equity Realty. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:

2007	$54,000
2008	54,000
2009	54,000
	$162,000

Rent expense for the office space for the fiscal year 2006 was $67,930.

ALPHA EQUITY RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2006

NOTE 5- RETIREMENT PLAN

The Company has a discretionary noncontributory defined contribution SEP-IRA plan covering substantially all of its employees. Contributions to the plan totaled $101,588 for the period ended June 30, 2006.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company maintains its checking account in one commercial bank. Cash in this checking account at times exceeded $100,000. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7- RELATED PARTY TRANSACTIONS

The majority stockholder of Alpha Equity Research, Inc. is also the majority stockholder of two affiliated companies, AER Advisors, Inc. and Alpha Equity Realty, LLC.

AER Advisors, Inc. produces the master list, stock picker, stock checker, and marketing materials to online trading firms for Alpha Equity Research, Inc. For the fiscal year ending June 30, 2006, the amount paid for these services was $97,705. No amount was due to or from this related party at June 30, 2006.

Alpha Equity Reality, LLC owns the office space that Alpha Equity Research, Inc. rents. The total amount of rent paid to this related party during the fiscal year was $67,930. No amount was due to or from this related party at June 30, 2006.